**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 8, 2017**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Endurance Exploration Group, Inc.**

**File No. 000-55291 CF#34622**

_____

Endurance Exploration Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 11, 2017, as amended on April 7, 2017 and April 28, 2017.

Based on representations by Endurance Exploration Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit    99.1    through    January 9, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary